September 22, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom, Assistant Director

Division of Corporation Finance

Re:	CONE Midstream Partners LP (the “Partnership”)

Registration Statement on Form S-1 (File No. 333-198352)

Ladies and Gentlemen:

As representatives of the several underwriters of the Partnership’s proposed public offering of up to 20,125,000 common units representing limited partner interests of the Partnership, we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (NYT) on September 24, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Partnership’s Preliminary Prospectus dated September 17, 2014, through the date hereof:

Preliminary Prospectus dated September 17, 2014:

2,027 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

WELLS FARGO SECURITIES, LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
ROBERT W. BAIRD & CO. INCORPORATED
As Representatives of the several Underwriters

By:	WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
Name: David Herman
Title: Director

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Vice President

By:	ROBERT W. BAIRD & CO. INCORPORATED

By:	/s/ Curtis H. Goot
Name: Curtis H. Goot
Title: Managing Director

Signature to Acceleration Letter